B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

July 6, 2021

VIA EDGAR

Mr. Timothy Collins

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Acceleration Request of Ramaco Resources, Inc.
Registration Statement on Form S-1 (File No. 333-257166)

Dear Mr. Collins:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ramaco Resources, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on July 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated July 2, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representative of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request, please call Philip Haines of Hunton Andrews Kurth LLP at (713) 220-4329.

Very truly yours,

B. RILEY SECURITIES, INC.,
as representative of the several underwriters

By:	/s/ Patrice McNicoll
Patrice McNicoll
Co-Head of Investment Banking

cc:	Daniel Palmadesso, Vice President & Assistant General Counsel at B. Riley Financial and Philip Haines, Hunton Andrews Kurth LLP